UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File Number 001-12284
GOLDEN STAR RESOURCES LTD.
(Translation of registrant's name into English)

333 Bay Street
Suite 2400
Toronto, Ontario
M5H 2T6
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 included in this report on Form 6-K are each hereby incorporated by reference in the Registration Statements on Form S-8 of the Registrant, as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047, 333-175542, 333-211926 and 333-218064), and Form F-10 of the Registrant, as may be amended from time to time (File No. 333-234005), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLDEN STAR RESOURCES LTD.

Date: May 6, 2020
(signed) Paul Thomson
_______________________
Paul Thomson
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Furnished Exhibit
99.1	Management's Discussion and Analysis for the three months ended March 31, 2020
99.2	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020
99.3	Form 52-109F2 - Certification of Interim Filing - CEO
99.4	Form 52-109F2 - Certification of Interim Filing - CFO